Exhibit (a)(5)(xxix)

FARUQI & FARUQI, LLP Vahn Alexander (167373) 1901 Avenue of the Stars Second Floor Los Angeles, CA 90067 Telephone: (310) 461-1426 Facsimile: (310) 461-1427 Email: valexander@faruqilaw.com

FARUQI & FARUQI, LLP Nadeem Faruqi Antonio Vozzolo 369 Lexington Ave., 10th Floor New York, NY 10017 Telephone: (212) 983-9330 Facsimile: (212) 983-9331
Attorneys for Plaintiff
SUPERIOR COURT OF THE STATE OF CALIFORNIA
FOR THE COUNTY OF SAN MATEO

FILED BY FAX
ELSA ROSENBERG, on behalf of herself and all others similarly situated,	Case No: CIV 474851
CLASS ACTION
Plaintiff,
COMPLAINT BASED UPON
v.	SELF DEALING AND BREACH
OF FIDUCIARY DUTY
GENENTECH INC.; HERBERT W. BOYER; WILLIAM M. BURNS; ERICH HUNZIKER; JONATHAN K.C. KNOWLES; ARTHUR D. LEVINSON; DEBRA L. REED; CHARLES A. SANDERS; ROCHE HOLDINGS AG; and DOES 1-50, inclusive,	JURY TRIAL DEMANDED

Defendants,

CLASS ACTION COMPLAINT

     Plaintiff Elsa Rosenberg, by her attorneys, makes the following allegations based upon information and belief, except as to allegations specifically pertaining to herself and her counsel, which are based on personal knowledge.
SUMMARY OF THE ACTION
     1. This is a shareholder class action brought by plaintiff on behalf of holders of Genentech, Inc. (“Genentech” or the “Company”) common stock to enjoin the proposed acquisition of the publicly owned shares of Genentech’s common stock by the Company’s majority shareholder, Roche Holdings AG (“Roche”), as detailed herein (the “Proposed Transaction”). This action is brought solely to seek injunctive relief for defendants’ breaches of their fiduciary duties under Delaware law.
     2. Specifically, on July 21, 2008, it was announced that Roche offered to buy its remaining 44.1% interest in Genentech for $89 per share in cash for each share of Genentech common stock, representing a paltry 9% premium to the biotech Company’s closing share price on Friday.
     3. In pursuing the unlawful plan to facilitate the acquisition of Genentech, and its prized product portfolio, on behalf of its majority owner Roche, each of the defendants violated applicable law by directly breaching and/or aiding the other defendants’ breaches of their fiduciary duties of loyalty, due care, independence, good faith and fair dealing.
     4. In essence, the Proposed Transaction is the product of a hopelessly flawed process that was designed to ensure the sale of Genentech, and its prized product portfolio, to its majority owner Roche which is not in the best interests of plaintiff and the other public stockholders of Genentech.
JURISDICTION AND VENUE
     5. This Court has jurisdiction over the cause of action asserted herein pursuant to the California Constitution, Article VI, §10, because this case is a cause not given by statute to other trial courts.
     6. This Court has jurisdiction over Genentech as the Company conducts business in California. Genentech’s principal executive offices are located at 1 DNA Way, South San Francisco,
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California 94080. Moreover, various Annual Meetings of Stockholders have been held in California. This action is not removable.
     7. Venue is proper in this Court because the conduct at issue took place and had an effect in this County.
PARTIES
     8. Plaintiff Elsa Rosenberg is and was at times relevant hereto, a shareholder of Genentech.
     9. Defendant Genentech is a corporation organized and existing under the laws of the state of Delaware, with its principal executive offices located at 1 DNA Way, South San Francisco, California 94080. Organized in 1976 as a California corporation and reincorporated in Delaware in 1987, Genentech is a leading biotechnology company that discovers, develops, manufactures, and commercializes pharmaceutical products for a variety of medical conditions. The Company has a leading franchise in oncology and also focuses on immunology, tissue growth and repair, and neuroscience. Genentech has one of the most diverse and robust portfolios in biotech. The Company commercializes multiple biotechnology products and also receives royalties from companies that are licensed to market products based on the Company’s technology. Genentech’s revenues for 2007 were $11.724 billion. Genentech common stock is traded on the New York Stock Exchange (“NYSE”) under the symbol “DNA.” Defendant Roche co-develops and markets Genentech products outside North America. Roche acquired a majority interest in Genentech in 1990 and currently owns 55.9% of all outstanding shares in the Company.
     10. Defendant Herbert W. Boyer (“Boyer”), Co-founder of Genentech, has served as a director of Genentech since September of 1999. Previously, Boyer served as a director of Genentech from 1976 to June 1999 and as vice president of Genentech from 1976 to 1991.
     11. Defendant William M. Burns (“Burns”) has served as a director of Genentech since April 2004. Burns was appointed chief executive officer of the Pharmaceuticals Division of defendant Roche in January 2005 and was elected to the Corporate Executive Committee of defendant Roche in 2000. From 2001 to December 2004, Burns served as head of the Pharmaceuticals Division of Roche. From 1998 to 2001, Burns served as head of Europe and
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International Business of Roche Pharmaceuticals. From 1991 to 1998, Burns served as global head of Strategic Marketing and Business Development for Roche Pharmaceuticals. Burns is also a member of the Board of Directors of Chugai Pharmaceutical Co., Ltd., a subsidiary of Roche. In 1999, defendant Roche and Genentech entered into an affiliation agreement for the exclusive benefit of Roche which allowed Roche to designate a limited number of directors to the Board of Genentech (“Affiliation Agreement”). Pursuant to the Affiliation Agreement, Burns is a designee of Roche.
     12. Defendant Erich Hunziker (“Hunziker”) has served as a director of Genentech since April 2004. Hunziker joined defendant Roche as chief financial officer in 2001 and was elected to the Executive Committee of Roche at that time. In January 2005, Hunziker was appointed deputy head of the Executive Committee of Roche. Hunziker is also a member of the Boards of Chugai Pharmaceutical Co., Ltd., a subsidiary of Roche. Pursuant to the Affiliation Agreement, Hunziker is a designee of Roche.
     13. Defendant Jonathan K.C. Knowles (“Knowles”) has served as a director of Genentech since February 1998. He joined defendant Roche as President of global research in September 1997. In January 1998, he became a member of the Corporate Executive Committee of defendant Roche. Knowles also serves as a member of the Board of Directors of Chugai Pharmaceutical Co., Ltd., a subsidiary of Roche. Pursuant to the Affiliation Agreement, Knowles is a designee of Roche.
     14. Defendant Arthur D. Levinson (“Levinson”) was appointed chairman of the board of directors of Genentech in September 1999 and was elected its chief executive officer and a director of the company in July 1995. Since joining the company in 1980, Levinson has been a senior scientist, staff scientist and the director of the company’s Cell Genetics Department. He was appointed vice president of Research Technology in April 1989, vice president of Research in May 1990, senior vice president of Research in December 1992, senior vice president of Research and Development in March 1993 and president in July 1995.
     15. Defendant Debra L. Reed (“Reed”) has served as a director of Genentech since August 2005.
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     16. Defendant Charles A. Sanders (“Sanders”) has served as Lead Director of Genentech since February 2003. Sanders is also Chief Executive Officer of Glaxo, Inc. Glaxo and defendant Roche have certain extensive and lucrative business relationships. For example, Bonviva (known in the U.S. as Boniva) was approved by the U.S. Food and Drug Administration in March 2005. In the U.S., once-monthly Boniva 150mg is indicated for the treatment of osteoporosis in postmenopausal women. In the U.S. and in Europe, Bonviva is co-promoted by a Glaxo-related entity. Glaxo and Roche are also in a joint venture to market the drug “Zantac” in the United States of America.
     17. Defendants Boyer, Burns, Hunziker, Knowles, Levinson, Reed, and Sanders are referred to herein as the “Individual Defendants.”
     18. Defendant Roche, also known as Hoffman-La Roche Ltd. is headquartered in Basel, Switzerland, and is one of the world’s leading research-focused healthcare groups in the fields of pharmaceuticals and diagnostics. As the world’s biggest biotech company and an innovator of products and services for the early detection, prevention, diagnosis and treatment of diseases, the group contributes on a broad range of fronts to improving people’s health and quality of life. Roche is the world leader in in-vitro diagnostics and drugs for cancer and transplantation, and is a market leader in virology. It is also active in other major therapeutic areas such as autoimmune diseases, inflammatory and metabolic disorders and diseases of the central nervous system. In 2007, sales by the Pharmaceuticals Division totaled 36.8 billion Swiss francs, and the Diagnostics Division posted sales of 9.3 billion francs. Roche has R&D agreements and strategic alliances with numerous partners, including majority ownership interests in Genentech and Chugai, and invested over 8 billion Swiss francs in R&D in 2007. Roche acquired a majority in Genentech in 1990 and currently owns 55.9% of all outstanding shares of Genentech.
     19. The true names and capacities of defendants sued herein under California Code of Civil Procedure §474 as Does 1 through 50, inclusive, are presently not known to plaintiff, who therefore sues these defendants by such fictitious names. Plaintiff will seek to amend this Complaint and include these Doe Defendants’ true names and capacities when they are ascertained. Each of the fictitiously named defendants is responsible in some manner for the conduct alleged herein and for the injuries suffered by the Company as a result of defendants’ wanton and illegal conduct.
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DEFENDANTS’ FIDUCIARY DUTIES
     20. In any situation where the directors of a publicly traded corporation undertake a transaction that will result in either (i) a change in corporate control or (ii) a break-up of the corporation’s assets, the directors have an affirmative fiduciary obligation to obtain the highest value reasonably available for the corporation’s shareholders, and if such transaction will result in a change of corporate control, the shareholders are entitled to receive a significant premium. To diligently comply with these duties, the directors may not take any action that:
•	adversely affects the value provided to the corporation’s shareholders;

•	will discourage or inhibit alternative offers to purchase control of the corporation or its assets;

•	contractually prohibits them from complying with their fiduciary duties;

•	will otherwise adversely affect their duty to search and secure the best value reasonably available under the circumstances for the corporation’s shareholders; and/or

•	will provide the directors with preferential treatment at the expense of, or separate from, the public shareholders.
     21. In accordance with their duties of loyalty and good faith, defendants, as directors and/or officers of Genentech, are obligated to refrain from:
•	participating in any transaction where the directors’ or officers’ loyalties are divided;

•	participating in any transaction where the directors or officers receive or are entitled to receive a personal financial benefit not equally shared by the public shareholders of the corporation; and/or

•	unjustly enriching themselves at the expense or to the detriment of the public shareholders.
     22. Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the Proposed Transaction, violated the fiduciary duties owed to plaintiff and the other public shareholders of Genentech, including their duties of loyalty, good faith and
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independence, insofar as they stood on both sides of the transaction and engaged in self-dealing and obtained for themselves personal benefits, including personal financial benefits not shared equally by plaintiff or the Class.
     23. Because the Individual Defendants have breached their duties of loyalty, good faith and independence in connection with the Proposed Transaction, the burden of proving the inherent or entire fairness of the Proposed Transaction, including all aspects of its negotiation, structure, price and terms, is placed upon the Individual Defendants as a matter of law.
CLASS ACTION ALLEGATIONS
     24. Plaintiff brings this action, pursuant to California Code of Civil Procedure §382 on behalf of all holders of Genentech common stock who are being and will be harmed by defendants’ actions described below (the “Class”). Excluded from the Class are defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any defendants.
     25. This action is properly maintainable as a class action. The Class is so numerous that joinder of all members is impracticable. As of April 30, 2008, there were 1,050,891,782 shares of the Company’s common stock outstanding.
     26. Shareholders are scattered throughout the United States. The actual number of public shareholders of Genentech will be ascertained through discovery.
     27. There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual Class member. The common questions include, inter alia, the following:
          (a) whether defendants have breached their fiduciary duties of undivided loyalty, independence or due care with respect to plaintiff and the other members of the Class in connection with the Proposed Transaction;
          (b) whether the Individual Defendants are engaging in self-dealing in connection with the Proposed Transaction;
          (c) whether the Individual Defendants have breached their fiduciary duty to secure and obtain the best price reasonable under the circumstances for the benefit of plaintiff and the other members of the Class in connection with the Proposed Transaction;
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          (d) whether the Individual Defendants are unjustly enriching themselves and other insiders or affiliates of Genentech;
          (e) whether defendants have breached any of their other fiduciary duties to plaintiff and the other members of the Class in connection with the Proposed Transaction, including the duties of good faith, diligence, honesty and fair dealing;
          (f) whether the defendants, in bad faith and for improper motives, have impeded or erected barriers to discourage other offers for the Company or its assets; and
          (g) whether plaintiff and the other members of the Class would suffer irreparable injury were the transactions complained of herein consummated.
     28. Plaintiff’s claims are typical of the claims of the other members of the Class and plaintiff does not have any interests adverse to the Class.
     29. Plaintiff is an adequate representative of the Class, has retained competent counsel experienced in litigation of this nature and will fairly and adequately protect the interests of the Class.
     30. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for the party opposing the Class.
     31. Plaintiff anticipates that there will be no difficulty in the management of this litigation. A class action is superior to other available methods for the fair and efficient adjudication of this controversy.
     32. Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.
SUBSTANTIVE ALLEGATIONS
A. Background to Merger
     33. In the early 1970s, defendant Boyer and geneticist Stanley Cohen pioneered a new scientific field called recombinant DNA technology. Upon learning about this development, Robert Swanson placed a call to Boyer and requested a meeting. Boyer agreed to give the young
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entrepreneur 10 minutes of his time. Swanson’s enthusiasm for the technology and his faith in its commercial potential were contagious, and the meeting extended from 10 minutes to three hours; by its conclusion, Genentech was born.
     34. Founded in 1976, Genentech was financed by Kleinman, Perkins, Caufield and Byers, a San Francisco high-tech venture capital firm, and by its cofounders, Robert Swanson and Boyer.
     35. The Company’s goal was to develop a new generation of therapeutics created from genetically engineered copies of naturally occurring molecules important in human health and disease. Within a few short years, Genentech scientists proved it was possible to make medicines by splicing genes into fast-growing bacteria that produced therapeutic proteins.
     36. Early in the summer of 1978, Genentech experienced its first breakthrough in recreating the insulin gene. This development required an expenditure of approximately $100 million and 1,000 human years of labor. By 1982 the company had won approval from the Food and Drug Administration (“FDA”). Lacking funds, the Company approached Eli Lilly and Company, the world’s largest and oldest manufacturer of synthetic insulin, to entice Lilly to purchase licensing rights to the product. Lilly bought the rights and marketed the product as Humulin. This maneuver provided ample capital for Genentech to continue its work. By 1987, the Company was earning $5 million in licensing fees from Lilly.
     37. Swanson pursued a similar strategy with the Company’s next product, Alpha Interferon. Hoffmann-La Roche purchased the rights to Interferon–which it marketed as Roferon-A–and paid approximately $5 million in royalties to Genentech in 1987. Revenues from these agreements helped to underwrite the cost of new product development, which ran from $25 million to $50 million per product prior to FDA approval.
     38. Genentech went public in 1980, raising $35 million through an initial public offering, entering the marketing arena in the middle to late 1980s. The first product independently marketed by Genentech, human growth hormone (HGH) or Protropin, generated $43.6 million in sales in 1986. Protropin enjoyed record-setting sales over the next six years, topping $155 million by 1991. Approved by the FDA in 1985, Protropin helps prevent dwarfism in children. Genentech’s entry into
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the market was facilitated by an FDA decision to ban the drug’s predecessor because it was contaminated with a virus.
     39. Genentech introduced tissue plasmogen activator (t-PA) in 1987 as Activase, a fast-acting drug that helped to break down fibris, a clotting agent in the blood. At $2,200 per dose, t-PA was marketed as a revolutionary drug for the prevention and treatment of heart attacks. When Genentech failed to provide the FDA with evidence that Activase prolonged the lives of heart attack victims, the federal agency delayed approval until 1988. The drug brought in almost half of the Company’s $400 million in 1989 revenues.
     40. The regulatory, legal, and clinical roadblocks that stymied Genentech’s introduction of Activase, combined with competition from large pharmaceutical and chemical companies that bought into biotechnology in the late 1980s, culminated in Genentech’s 60% acquisition by Switzerland’s Roche. Specifically, on September 7, 1990, a wholly owned subsidiary of Roche was merged with and into Genentech. Pursuant to the 1990 merger agreement, Genentech and Roche entered into a governance agreement that contained terms relating to Genentech’s corporate governance after the 1990 merger.
     41. Pursuant to the 1990 governance agreement, Genentech’s board of directors elected two nominees of Roche to serve on the Genentech board. On October 25, 1995, a second wholly owned subsidiary of Roche was merged with and into Genentech, and Genentech and Roche amended the 1990 governance agreement.
     42. In the 1995 merger, for Genentech’s stockholders other than Roche, each share of common stock was converted into one share of Genentech’s special common stock. Roche maintained the same percentage ownership of Genentech’s equity as prior to the 1995 merger and continued to have the right to nominate only two directors to Genentech’s board of directors under the amended governance agreement. The purpose of the conversion of the common stock into special common stock was (i) to establish a four-year period during which Genentech’s publicly traded stock could be redeemed by Genentech at Roche’s option at specified prices per share ranging from $15.63 during the quarter ending December 31, 1995 to $20.63 during the quarter ending June 30, 1999 and (ii) to afford the holders of special common stock the right to require the purchase of
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all or a portion at the option of the holder of their shares of such stock at a price of $15.00 per share exercisable during the 30-business day period following June 30, 1999.
     43. On June 30, 1999, Genentech redeemed all of the Company’s special common stock held by stockholders other than Roche at $20.63 per share in cash and retired all of the shares of special common stock including those held by Roche. As a result, Roche’s percentage ownership of Genentech’s outstanding equity increased from approximately 65% to 100% and the then existing governance agreement terminated.
     44. On October 26, 1999, Roche completed a public offering of 80 million shares of Genentech’s common stock. Upon completion of that offering, Roche’s percentage ownership of Genentech’s outstanding common stock was reduced to 66.4%. On January 19, 2000, Roche completed an offering of zero-coupon notes which are exchangeable for an aggregate of 13,034,618 shares of Genentech’s common stock held by Roche. On March 29, 2000, Roche completed a public offering of 34.6 million shares of Genentech common stock, reducing its ownership to 58.9% of Genentech’s outstanding common stock.
     45. As a result of the redemption of the special common stock, the then existing governance agreement between Genentech and Roche terminated, except for provisions relating to indemnification and stock options, warrants and convertible securities. Subsequently, Genentech entered into the Affiliation Agreement, reflecting Roche’s ownership in Genentech. The Affiliation Agreement is for the exclusive benefit of Roche and can be amended at any time by Roche and Genentech. Genentech has amended the Company bylaws in order to maintain certain proportional representation rights of Roche under the bylaws with respect to membership on Genentech’s board of directors and board committees to the extent that the Company does not make repurchases of Genentech common stock as required by the Affiliation Agreement.
     46. After being swept up in a wave of takeovers and mergers that shook the industry in the late 1980s, Genentech emerged in the 1990s as one of the most solid biotechnology companies in the world. At the turn of the century the Company marketed seven products in the United States: Protropin, Nutropin, and Nutropin AQ, all for the treatment of growth deficiency or failure; Activase, used to dissolve blood clots in heart attack and stroke patients; Pulmozyme, a therapy in
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the treatment of cystic fibrosis; Rituxan, used to treat non-Hodgkin’s lymphoma, a cancer of the immune system; and Herceptin, for the treatment of breast cancer.
     47. Consistent with Genentech’s “paramount objective,” the Company has undertaken major plans in recent years to further its growth worldwide. In March 2006, Genentech announced a decision to construct a new manufacturing facility with a distribution center in Hillsboro, Oregon which is expected to be operational by 2010. In December 2006, Genentech sold a facility located in Porrino, Spain and acquired an exclusive right to purchase a mammalian cell culture manufacturing facility from the Swiss pharmaceutical company Lonza under construction in Singapore. In June 2007, the Company initiated construction and development of an E. coli manufacturing facility in Singapore.
     48. Similarly, Genentech’s 2007 Annual Report discloses that the Company announced a plan to add “a total of 30 new molecular entities into clinical development by the end of 2010.” In 2007, the Company added eight new molecules to its pipeline and has 20 new molecules in development.
     49. After more than thirty years of existence, the Company has undergone a tremendous amount of growth. As of March 2008, Genentech employs more than 11,000 people. The Company’s 2007 Annual Report discloses that the Company’s revenues for 2007 were $11,724 billion. The Company’s 2007 revenues represent an increase of 26% over to 2006. A year prior, the Company saw a 40% increase in revenues over 2005.
     50. In a letter to the Company’s shareholders dated February 25, 2008, defendant Levinson states first that the Company is “pleased with our performance in 2007.” However, Levinson also stated that recent successes will be used to “fuel our important research and development efforts. As a company, Genentech’s paramount objective is to develop a strong pipeline of novel and important drugs.”
     51. Genentech’s strong results have continued unabated in recent months. On July 14, 2008, Genentech announced financial results for the second quarter of 2008. The press release issued by the Company noted, among other successes, that the Company achieved “[n]on-GAAP
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operating revenue of $3,232 million, an 8 percent increase from operating revenue of $3,004 million in the second quarter of 2007” and “GAAP operating revenue of $3,236 million, an 8 percent increase from operating revenue of $3,004 million in the second quarter of 2007.”
B. The Proposed Transaction
     52. On July 21, 2008, Roche announced that it has proposed to acquire the outstanding publicly held interest in Genentech, in a deal valued at approximately US$43.7 billion.
     53. Under the terms of the Proposed Transaction, shareholders of Genentech would receive $89 in cash for each share of Genentech stock owned.
     54. Additionally, according to the press release:
Genentech will operate as an independent research and early development center within Roche from its existing campus in South San Francisco, retaining its talent and approach to discovering and progressing new molecules. Roche’s Palo Alto Virology research and development activities will relocate to South San Francisco, while its Palo Alto Inflammation group will become part of Roche’s Nutley, NJ research and development organization. Nutley will host two global Disease Biology Areas (Oncology and Inflammation) as well as key functions in Metabolism and will remain an important pillar for the U.S. and Roche’s global organization. With Genentech’s site in South San Francisco and Roche’s New Jersey-based campus, the U.S. will be home to the biggest research and development centers within the Roche Group.
The structure of the combined company will allow for a diversity of approaches in research and early development, while also strengthening cross fertilization between the companies, leading to enhanced overall innovation within the Group. Roche’s recently adopted Disease Biology Area approach, which allows five diverse groups to manage their innovative portfolios, will be maintained and strengthened. This, together with recent moves into RNAi (Ribonucleic Acid interference) and delivery technologies, as well as licensing activities, continues to provide a stimulating environment for the creation of medically differentiated medicines.
Roche’s Pharma commercial operations in the U.S. will be moved from Nutley to Genentech’s site in South San Francisco. The combined company’s U.S. commercial operations in pharmaceuticals will reflect the Genentech name, leveraging the strong brand value of Genentech in the U.S. market. The existing U.S. sales organizations of both companies will be maintained, resulting in a very strong presence in several specialty areas.
     55. Commenting on the Proposed Transaction, Franz Humer, Chairman of the Board of defendant Roche, stated:
Our long and successful participation in Genentech has provided great benefits to both of our companies and shareholders. It has resulted in one of the biggest success stories in the healthcare industry. Roche’s significant investment in Genentech over
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many years has helped it to focus on innovation and long-term projects, leading to some of the most important breakthroughs in the treatment of cancer and other life-threatening diseases. The transaction will create a unique opportunity to evolve Roche’s hub-and-spoke model into a structure that allows us to strengthen the focus on innovation and accelerate the search for new solutions for unmet medical needs. Combining the strengths of Roche and Genentech will create significant value and result in benefits for patients, employees and shareholders.
     56. Additionally, Severin Schwan, CEO of Roche, stated:
We are looking forward to working more closely with our colleagues from Genentech. We have great respect for their achievements and we will take the necessary steps to nurture Genentech’s innovative and unique science-driven culture. The Genentech Founders Research Center will operate as an independent unit within the Roche Group to safeguard a diversity of different approaches and to foster the long term flow of novel breakthrough medicines. At the same time, we will be better able to share technologies and expertise in pharmaceuticals and diagnostics across the Group and broaden the mutual access to the external innovation networks of both companies. As Genentech has grown from a research-focused biotech venture into an integrated pharmaceutical organization, the transaction will also unlock synergies by leveraging the scale of the combined operations in the U.S. and improving operational efficiency.
     57. The $89.00 cash per share offered in the Proposed Transaction is unfair and grossly inadequate because, among other things, the intrinsic value of Genentech’s common stock is materially in excess of the amount offered for those securities in the proposed acquisition given the Company’s prospects for future growth and earnings.
     58. Analysts were quick to point out that the price offered in the Proposed Transaction by Roche was unfair. Oppenheimer analyst Bret Holley (“Holley”) said Roche was trying to take advantage of promising new uses for Genentech-produced colorectal cancer drug Avastin. Holley estimates Roche would have to pay a much richer premium of 25% to 35% – or $102 to $110 a share – to land a jewel like Genentech. According to Holley “[w]e believe Roche is attempting to capture [Genentech’s] significant future growth on the cheap”.
     59. Additionally, Morgan Stanley analyst Steven Harr (“Harr”), who holds a medical degree, also scorned Roche’s offer: “Roche’s $89/share offer for Genentech is inadequate, in our view, under almost any reasonable business scenario... and... is less than the average trading multiple of large cap biotechs.”
     60. Harr also noted Roche’s offer is 23 times Genentech’s expected 2009 price/earnings multiple, compared with rivals such as ImClone Systems and Celgene, for which his expected 2009
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price/earnings multiples are 40 times and 32 times, respectively. Harr built a case that Roche needs Genentech more than Genentech will need Roche, because Genentech’s drugs:
•	represent the vast majority of new product launches over the past decade for Roche;

•	are generally monopolies with higher margins than the rest of Roche’s portfolio;

•	as monoclonal antibodies, have longer and more sustainable competitive advantages than typical drugs (arguing for a higher terminal multiple);

•	are entering a period of significant cash flow generation;

•	still have meaningful potential growth (e.g. Avastin in adjuvant cancers represents >$5 billion potential new opportunity with data in late 2008 or 2009). Adjuvant cancer therapies are those that are administered after the normal course of treatment in order to prevent tumors from recurring. Genentech’s Avastin has proven promising in trials and could bring in more than $5 billion of revenue for the company.
     61. According to Reuters news service on July 21, 2008, analysts at Wegelin stated “[t]he takeover of the innovative oncology powerhouse could really pay off for the Basel company in the mid-term. The timing looks opportune given the current low U.S. dollar.”
     62. Additionally, analysts at Cazenove wrote in a research note, “Roche would have to pay more to land the rest of the Californian group. We would expect Roche will have to make a significantly higher offer if it is to acquire Genentech.”
     63. The defendants’ timing of the announcement of the Proposed Transaction has placed an artificial lid on the market price of Genentech common stock so that the market will not reflect the Company’s improving potential, thereby purporting to justify an unreasonably low price.
     64. The Proposed Transaction will, for inadequate consideration, deny Plaintiff and the other members of the Class the opportunity to share proportionately in the future success of the Company and its valuable assets.
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     65. The Individual Defendants have also breached their duties by not taking adequate measures to ensure that the interests of Genentech’s public shareholders are properly protected from overreaching.
     66. Plaintiff and the Class will suffer irreparable damage unless defendants are enjoined from continuing to breach their fiduciary duties and carrying out the Proposed Transaction.
FIRST CAUSE OF ACTION
Claim for Breach of Fiduciary Duties against Individual Defendants
     67. Plaintiff repeats and realleges each allegation set forth herein.
     68. Defendants have violated fiduciary duties of care, loyalty, candor and independence owed to public shareholders of Genentech and have acted to put their personal interests ahead of the interests of Genentech shareholders.
     69. By the acts, transactions and courses of conduct alleged herein, defendants, individually and acting as a part of a common plan, are attempting to unfairly deprive plaintiff and other members of the Class of the true value of their investment in Genentech.
     70. Defendant Genentech directly breached and/or aided and abetted the other defendants’ breaches of fiduciary duties owed to plaintiff and the other holders of Genentech stock.
     71. Any special committee established to consider the Proposed Transaction would be flawed. Defendant Boyer is the co-founder of the Company and previously supported the various alliances in the past with Roche. Moreover, defendant Sanders, as former Chairman and Chief Executive Officer of Glaxo, which has extensive relationships with Roche, cannot impartially consider the Proposed Transaction.
     72. As demonstrated by the allegations above, the defendant directors failed to exercise the care required, and breached their duties of loyalty, good faith, candor and independence owed to the shareholders of Genentech because, among other reasons:
          (a) they failed to take steps to maximize the value of Genentech to its public shareholders, to cap the price of Genentech stock and to give Roche an unfair advantage, by, among other things, failing to adequately solicit other potential acquirors or alternative transactions;
          (b) they failed to properly value Genentech; and
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          (c) they are favoring the Proposed Transaction over other potential transactions because of loyalties to Roche and certain insiders and/or current Genentech management.
     73. Because the Individual Defendants dominate and control the business and corporate affairs of Genentech, and are in possession of private corporate information concerning Genentech’s assets, business and future prospects, there exists an imbalance and disparity of knowledge and economic power between them and the public shareholders of Genentech which makes it inherently unfair for them to pursue any proposed transaction wherein they will reap disproportionate benefits to the exclusion of maximizing shareholder value.
     74. By reason of the foregoing acts, practices and course of conduct, defendants have failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward plaintiff and the other members of the Class.
     75. As a result of the actions of defendants, plaintiff and the Class will suffer irreparable injury in that they have not and will not receive their fair portion of the value of Genentech’s assets and businesses and have been and will be prevented from obtaining a fair price for their common stock.
     76. Unless enjoined by this Court, defendants will continue to breach their fiduciary duties owed to plaintiff and the Class, and may consummate the Proposed Transaction which will exclude the Class from its fair share of Genentech’s valuable assets and businesses, and/or benefit them in the unfair manner complained of herein, all to the irreparable harm of the Class, as aforesaid.
     77. Defendants are engaging in self-dealing, are not acting in good faith toward plaintiff and the other members of the Class, and have breached and are breaching their fiduciary duties to the members of the Class.
     78. Roche has acted and is acting with knowledge or with reckless disregard that the other defendants are in breach of their fiduciary duties to Genentech’s public shareholders and have participated in such breaches of fiduciary duties by the directors of Genentech and thus is liable as an aider and abettor.
     79. As a result of defendants’ unlawful actions, plaintiff and the other members of the Class will be irreparably harmed in that they will not receive their fair portion of the value of
CLASS ACTION COMPLAINT

Genentech’s assets and business and will be prevented from obtaining the real value of their equity ownership of the Company. Unless the Proposed Transaction is enjoined by the Court, defendants will continue to breach their fiduciary duties owed to plaintiff and the members of the Class; will not engage in arm’s-length negotiations on the Proposed Transaction terms; and may consummate the Proposed Transaction, all to the irreparable harm of the members of the Class.
     80. Plaintiff and the members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can plaintiff and the Class be fully protected from the immediate and irreparable injury which defendants’ actions threaten to inflict.
SECOND CAUSE OF ACTION
On Behalf of Plaintiff and the Class Against
Roche for Aiding and Abetting the
Individual Defendants Breach of Fiduciary Duty
     81. Plaintiff incorporates by reference and realleges each and every allegation contained above, as though fully set forth herein
     82. Roche has knowingly aided and abetted the Individual Defendants’ wrongdoing alleged herein. Roche is also an active and necessary participant in the Individual Defendants’ plan to complete the Proposed Transaction on terms that are unfair to Genentech shareholders, as Roche seeks to pay as little as possible to Genentech shareholders.
     83. Plaintiff has no adequate remedy at law.
PRAYER FOR RELIEF
     WHEREFORE, plaintiff demands judgment as follows:
     A. Declaring this action to be a proper class action and certifying plaintiff as class representative and plaintiff’s counsel as class counsel;
     B. Preliminarily and permanently enjoining defendants from disenfranchising the Class and effectuating the Proposed Transaction;
     C. Declaring that the Individual Defendants have breached their fiduciary duty to plaintiff and the Class;
     D. Awarding fees, expenses and costs to plaintiff and plaintiff’s counsel; and
     E. Granting such other and further relief as the Court deems just and proper.
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JURY DEMAND
     Plaintiff demands a trial by jury.

Dated: July 21, 2008	FARUQI & FARUQI, LLP
	By:	/s/ Vahn Alexander
Vahn Alexander

1901 Avenue of the Stars, Second Floor
Los Angeles, CA 90067
Tel: (310) 461-1426
Fax: (310) 461-1427
Email: valexander@faruqilaw.com

FARUQI & FARUQI, LLP
Nadeem Faruqi
Antonio Vozzolo
369 Lexington Avenue, 10th Floor
New York, NY 10017
Tel: (212) 983-9330
Fax: (212) 983-9331

Attorneys for Plaintiff

CLASS ACTION COMPLAINT